

September 6, 2013

Steve Harding
President and Chief Executive Officer
American Exploration Corporation
700 6th Avenue SW, Suite 1250
Calgary, Alberta
Canada T2P 0T8

> **Re:** **American Exploration Corporation**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed August 30, 2013**
> **File No. 0-52542**

Dear Mr. Harding:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Preliminary Information Statement on Schedule 14C

1. We note your response to prior comment one from our letter dated August 19, 2013. While you indicate that the financial statements for Spotlight for the fiscal year ended December 31, 2012 and the three-month period ended March 31, 2013 have been attached as Exhibit A, the Exhibit A as filed provides only unaudited financial statements for Spotlight for "the period from March 23, 2012 (inception) to December 31, 2012." Please advise us of the following:
   - How you have met the requirements of Item14 of Schedule 14A. See Item 1 of Schedule 14C.
   - Whether you are required to provide unaudited financial statements for the interim period ended June 30, 2013 as well as audited financial statements for the appropriate fiscal year end(s).
   - Whether Spotlight was founded in "mid 2011" as disclosed on page 7 of the information statement, or on March 23, 2012 as noted in Exhibit A.

2.   While you have indicated in your recent Form 10-Q that you are not a shell company, please provide us with an analysis as to why you are not a shell company as defined by Rule 12b-2 in light of your nominal assets and nominal operations. Provide us with an analysis as to whether you intend to file a Form 8-K pursuant to Item 5.06 of that form upon consummation of the merger with Spotlight.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Norman von Holtzendorff, Attorney-Advisor, at (202) 551-3237 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief